UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-N

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS BY FOREIGN BANKS AND FOREIGN INSURANCE COMPANIES AND CERTAIN OF THEIR HOLDING COMPANIES AND FINANCE SUBSIDIARIES MAKING PUBLIC OFFERINGS OF SECURITIES IN THE UNITED STATES

A.	Name of issuer or person filing (“Filer”):	Sumitomo Mitsui Financial Group, Inc.

B.	This is:

	☒	an original filing for the Filer

	☐	an amended filing for the Filer

C.	Identify the filing in conjunction with which this Form is being filed:

	Name of registrant	Sumitomo Mitsui Financial Group, Inc.

	Form type	Form F-3

	File Number	333-276219

	Filed by	Sumitomo Mitsui Financial Group, Inc.

	Date Filed	December 22, 2023 (filed concurrently with this Form F-N)

D.	The Filer is incorporated or organized under the laws of Japan and has its principal place of business at 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan, telephone number 81-3-3282-8111

E.

The Filer designates and appoints Sumitomo Mitsui Banking Corporation, New York Branch (“Agent”) located at

277 Park Avenue,

New York,

New York 10172,

telephone number 1-212-224-4000

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)   any investigation or administrative proceeding conducted by the Commission, and

(b)   any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or any of its territories or possessions or of the District of Columbia, arising out of or based on any offering made or purported to be made in connection with the securities registered by the Filer on Form F-3 filed on December 22, 2023 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-N if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the Filer’s last registration statement or report, or amendment to any such registration statement or report, filed with the Commission under the Securities Act of 1933 or Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form referencing the file number of the relevant registration form in conjunction with which the amendment is being filed.

G.	Each person filing this form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to the form referenced in paragraph E or transactions in said securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the

City of	Tokyo	Country of	Japan
this	22nd	day of December 2023 A.D.
Filer:	Sumitomo Mitsui Financial Group, Inc.	By:	/s/ Fumihiko Ito
		Name:	Fumihiko Ito
		Title:	Senior Managing Executive Officer Group Chief Financial Officer
This statement has been signed by the following persons in the capacities and on the dates indicated.

		Signature:	/s/ Hirofumi Otsuka

		Name:	Hirofumi Otsuka

		Title:	Senior Managing Executive Officer and Chief Executive Officer, Head of Americas Division

		Date:	December 22, 2023

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